Exhibit 99.4

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel. : +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tél. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tél. : + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel. : + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,867,520,185 euros
542 051 180 R.C.S. Nanterre
www.total.com
French Guiana: Total acquires a 25% interest
in the Guyane Maritime Permit
Paris - December 8, 2009 - Total announces the acquisition of a 25% interest in the Guyane Maritime Permit from Hardman Petroleum France SAS, an affiliate of Tullow Oil plc. The permit, located about 150 kilometres off the coast of French Guiana, covers an area of approximately 32,000 square kilometers (km2) in water depths ranging from 2,000 to 3,000 metres.
This acquisition, which is subject to approval from the French authorities, complements Total’s portfolio in deepwater acreage in a new oil exploration region for the Group. In the permit, a 3D seismic acquisition program covering an area of up to 3,000 km2 is already underway.
« With the acquisition of an interest in the Guyane Maritime Permit, Total will be able to bring its expertise in deep water to an exploration program deployed in a French department » stated Yves-Louis Darricarrère, President, Exploration & Production.
Under the new partnership structure, Hardman Petroleum France SAS is operator of the permit with a 39.5% interest. Other partners are Shell Exploration and Production France SAS (33%), Total E&P Guyane Française (25%) and Northpet Investments Ltd (2.5%).
Total Exploration Programme in 2009
The 2009 Exploration work programme, amounting to 1.7 billion dollars, is designed to identify new hydrocarbons reserves, through the implementation of a balanced strategy focused on three main objectives.
Firstly, Total is committed to the further exploration of prospects located in the vicinity of fields already in production and that are considered to be mature areas. By doing this, the Group is able to extend the duration of producing assets, such as in the North Sea, Indonesia, Thailand, Congo, Angola or Nigeria.
Secondly, the Group is undertaking intensive exploration and dimensioning appreciation in core areas to identify and launch new development projects, for example in Nigeria, Angola, the Republic of Congo and Norway.
Thirdly, Total is using its technical expertise to identify new prolific areas and high risk — high reward prospects such as in Mauritania, Libya and the United States.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel. : +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tél. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tél. : + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel. : + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,867,520,185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Within this framework, four main areas are at the heart of Total’s exploration programme: continuing exploration in the deep offshore; selective exploration of HP/HT (High-Pressure/High-Temperature) objectives in the context of deeply-buried reservoirs; high added-value intensive exploration in shelf zones; and development of the exploration of non-conventional hydrocarbons.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com